UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 000-33051

CHINESEWORLDNET.COM INC.

(Translation of registrant’s name into English)

Appleby, Clifton House, 75 Fort Street, P.O. Box 190, Grand Cayman, Cayman Islands KY1-1104

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 29, 2014

99.2	Material Change Report dated April 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChineseWorldNet.com Inc.
a Cayman Islands Corporation

/s/ Chi Cheong Liu
Chi Cheong Liu
Director, President, Chief Executive Officer, Chief Financial Officer, and Treasurer